Exhibit 99.1
CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

May 24, 2016
________________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2016
________________________

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:30 p.m. (Israel time) on June 30, 2016, at our offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of (a) Raphael (Raffi) Kesten and (b) Amnon Shoshani for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified.

(2)
To authorize, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady to serve as the Chairman of the Company’s board of directors and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.

(3)
To approve, in accordance with the requirements of the Companies Law, an annual grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady.

(4)
To approve a recurring annual grant to each of our directors (other than directors who serve as executives of the Company, such as the Company’s President and Chief Executive Officer), of options to purchase ordinary shares and restricted share units.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

        Members of our management will be available at the Meeting to review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2015.

Our board of directors recommends that you vote in favor of each of the above proposals, which will be described in the proxy statement that will be mailed to shareholders after the record date.

        Shareholders of record at the close of business on May 31, 2016 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of 2016 Annual General Meeting of Shareholders and proxy statement, please mark, date, sign and mail the proxy card enclosed with the proxy statement as promptly as possible in the stamped envelope enclosed therewith. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 29, 2016 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions will be provided both in the proxy statement and on the enclosed proxy card. An electronic copy of the proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the day on which the proxy statement will first be mailed to our shareholders, at the registered office of the Company, 94 Em-Ha’moshavot Road, Park Ofer, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-918-0000.

Sincerely, Gadi Tirosh Chairman of the Board of Directors